SCHEDULE 13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

NET 1 UEPS TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

64107N107

(Cusip Number)

John Whillis
c/o Maitland Trustees Limited
9 Columbus Centre, Pelican Drive
Road Town, Tortola, British Virgin Islands
(+44) 1624 630-000

With a copy to:

John W. Carr, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 17 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Brenthurst Private Equity II Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 11,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 11,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.69%

14.	Type of Reporting Person (See Instructions): IC

Page 2 of 17 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Brenthurst Private Equity South Africa I Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 6,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.74%

14.	Type of Reporting Person (See Instructions): IC

Page 3 of 17 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Brenthurst Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 17,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.43%

14.	Type of Reporting Person (See Instructions): IC

Page 4 of 17 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Theseus Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 17,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.43%

14.	Type of Reporting Person (See Instructions): OO

Page 5 of 17 Pages

CUSIP No. 64107N107

1.	Name of Reporting Person: Maitland Trustees Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 17,000,000

		8.	Shared Voting Power: None

		9.	Sole Dispositive Power: 17,000,000

		10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 17,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.43%

14.	Type of Reporting Person (See Instructions): OO

Page 6 of 17 Pages

     This Statement on Schedule 13D relates to Common Stock, par value $0.001 per share (“Common Stock”), of Net 1 UEPS Technologies, Inc. (the “Issuer”). This Statement is being filed to report that, pursuant to a Common Stock Purchase Agreement (which is defined herein and more fully described in Item 6 below), the Reporting Persons (as defined herein) acquired beneficial ownership of the shares of Common Stock reported herein (the “Shares”).

Item 1. Security and Issuer.

     This Schedule 13D relates to the Shares. The address of the principal executive offices of the Issuer is Net 1 UEPS Technologies, Inc., Suite 325-744 West Hastings Street, Vancouver, British Columbia, Canada V6C 1A5.

Item 2. Identity and Background.

     This Schedule 13D is being filed on behalf of:

(i)	Brenthurst Private Equity II Limited, a company organized in the British Virgin Islands (“BPE2”);

(ii)	Brenthurst Private Equity South African I Limited, a company organized in the British Virgin Islands (“BPESA”);

(iii)	Brenthurst Limited, a company organized in the British Virgin Islands(“Brenthurst”), in its capacity as the controlling shareholder of BPE2 and BPESA;

(iv)	Theseus Limited, a company organized in the British Virgin Islands (“Theseus”), in its capacity as the parent company of Brenthurst;

(v)	Maitland Trustees Limited, a company organized in the British Virgin Islands (“Maitland”), in its capacity as the parent company of Theseus (together with BPE2, BPESA, Brenthurst and Theseus, the “Reporting Persons”).

     This Schedule 13D relates to shares held by BPE2 and BPESA.

     The address and principal place of business of the Reporting Persons are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Each of BPE2, BPESA and Brenthurst are principally engaged as investment holding companies. Each of Theseus and Maitland is engaged principally as trustee companies providing trustee services to international trusts.

Page 7 of 17 Pages

     Certain information regarding the Reporting Persons’ directors and executive officers is set forth in Annexes A and B hereto, which are incorporated by reference herein. The citizenships of all of these individuals are listed in Annexes A and B.

     During the last five years, neither the Reporting Persons nor any of the individuals listed in Annexes A and B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The amount of funds contributed by the Reporting Persons to purchase the Shares was $8.5 million. The source of the funds was capital contributions by Tabasheer Limited, a British Virgin Islands Company.

Item 4. Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired as described in Item 6. The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4. The Reporting Persons currently hold the Shares for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.

     The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of their respective members, officers, employees, affiliates or partners, as applicable, are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, the beneficial owners of any securities covered by this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of any securities covered

Page 8 of 17 Pages

by this Schedule 13D for any purposes other than Section 13(d) or Section 13(g) of the Securities Act of 1934.

(a)	BPE2 beneficially owns 11,000,000 shares of Common Stock (approximately 8.69% of the total number of shares of Common Stock outstanding).

BPESA beneficially owns 6,000,000 shares of Common Stock (approximately 4.74% of the total number of shares of Common Stock outstanding).

Brenthurst, in its capacity as the controlling shareholder of each of BPE2 and BPESA, may be deemed to be the beneficial owner of 17,000,000 shares of Common Stock (approximately 13.43% of the total number of shares of Common Stock outstanding).

Theseus, in its capacity as the parent company of Brenthurst, may be deemed to be the beneficial owner of 17,000,000 shares of Common Stock (approximately 13.43% of the total number of shares of Common Stock outstanding).

Maitland, in its capacity as the parent company of Theseus, may be deemed to be the beneficial owner of 17,000,000 shares of Common Stock (approximately 13.43% of the total number of shares of Common Stock outstanding).

(b)	Brenthurst, in its capacity as sole shareholder of each of BPE2 and BPESA, has discretionary authority and control over all of the assets of each of BPE2 and BPESA, including the power to vote and dispose of the Issuer’s Shares. Therefore, Brenthurst may be deemed to have sole power to direct the voting and disposition of 17,000,000 shares of Common Stock.

Theseus, in its capacity as the parent company of Brenhurst, has discretionary authority and control over all of the assets of Brenthurst, including the power to vote and dispose of the Issuer’s Shares. Therefore, Theseus may be deemed to have sole power to direct the voting and disposition of 17,000,000 shares of Common Stock.

Maitland, in its capacity as the parent company of Theseus, has discretionary authority and control over all of the assets of Theseus, including the power to vote and dispose of the Issuer’s Shares. Therefore, Maitland may be deemed to have sole power to direct the voting and disposition of 17,000,000 shares of Common Stock.

(c)	Except as set forth in Item 6 below, the Reporting Persons have not effected or caused to be effected any transactions with respect to the Shares in the 60 days prior to the date hereof.

Page 9 of 17 Pages

(d)	The Reporting Persons are not aware of any other person with the right to receive the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Shares beneficially owned by them.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to a Common Stock Purchase Agreement, dated as of January 30, 2004 (the “Agreement”), between the Issuer and SAPEF III International G.P. Limited (“SAPEF G.P.”), the Issuer agreed to sell to SAPEF G.P. (or its nominees) 105,661,428 shares of Common Stock of the Issuer. A copy of the Agreement is attached hereto as Exhibit A and incorporated herein by reference thereto in response to this Item 6.

     Pursuant to an Assignment and Acceptance Agreement (“Assignment Agreement”), dated as of June 7, 2004, between SAPEF G.P., South African Private Equity Fund III, L.P. (“SAPEF III Fund”), Rose Nominees Limited (A/C 20423) (“Rose”), BPE2 and BPESA, SAPEF G.P. assigned to BPE2 and BPESA its right to purchase, respectively, 11,000,000 and 6,000,000 shares of Common Stock of the Issuer pursuant to the Agreement. A copy of the Assignment Agreement is attached hereto as Exhibit B and incorporated herein by reference thereto in response to this Item 6.

     Pursuant to an Underwriting Agreement (“Underwriting Agreement”), dated as of November 5, 2003, between SAPEF III Fund (represented by SAPEF G.P.), South African Private Equity Trust III and Newshelf 713 (Proprietary) Limited, SAPEF III Fund could be required to purchase shares of the Issuer that are not purchased by shareholders of Net 1 Applied Technology Holdings Limited. A copy of the Underwriting Agreement is attached hereto as Exhibit C and incorporated herein by reference thereto in response to this Item 6.

     Each of BPE2 and BPESA is a party to the Deed of Delegation and Assumption (“Deed of Delegation”), dated as of June 1, 2004, between SAPEF III Fund, South African Private Equity Trust III, Rose, BPE2, BPESA and other entities named therein, pursuant to which certain obligations of SAPEF III Fund under the Underwriting Agreement have been delegated to Rose, BPE2 and BPESA. A copy of the Deed of Delegation is attached hereto as Exhibit D and incorporated herein by reference thereto in response to this Item 6.

     The foregoing descriptions of the Agreement, Assignment Agreement, the Underwriting Agreement and the Deed of Delegation do not purport to be complete and are qualified in their entirety by the terms of those agreements, which are incorporated herein by this reference.

Page 10 of 17 Pages

     Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by BPE2 and BPESA.

Item 7. Material to be Filed as Exhibits.

     The Exhibit Index is incorporated herein by this reference.

Page 11 of 17 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: June 17, 2004

BRENTHURST PRIVATE EQUITY II LIMITED

	By:	/s/ Sir Chippendale Keswick

Name: Sir Chippendale Keswick
Title: Director

BRENTHURST PRIVATE EQUITY SOUTH AFRICA I LIMITED

	By:	/s/ Sir Chippendale Keswick

Name: Sir Chippendale Keswick
Title: Director

BRENTHURST LIMITED

	By:	/s/ Sir Chippendale Keswick

Name: Sir Chippendale Keswick
Title: Director

THESEUS LIMITED

	By:	/s/ John Whillis

Name: John Whillis
Title: Director

MAITLAND TRUSTEES LIMITED

	By:	/s/ John Whillis

Name: John Whillis
Title: Director

Page 12 of 17 Pages

Annex A

Brenthurst Limited

     The name, business addresses, and present principal occupations of the directors and executive officers of Brenthurst Limited are set forth below.

Present Principal
Occupation or
Name	Business Address	Employment	Citizenship
Directors:

Clifford T. Elphick	6 St. Andrews Road 2193, Parktown, South Africa	CEO, E. Oppenheimer & Son Group	South Africa

Sir Chippendale Keswick	1 Charterhouse Street, London EC1 N 6SA	Director of Companies	United Kingdom

Steven Georgala	6 Rue Adlophe Fischer, Luxembourg	Attorney	Luxembourg/South Africa

Dr. H.P. Kaul	26 Rue de-Marche-aux-herbes, Luxembourg	Banker	Germany

Julian Ogilvie Thompson	1 Charterhouse Street, London EC1 N 6SA	Retired	South Africa

Page 13 of 17 Pages

Annex B

Theseus Limited

     The name, business addresses, and present principal occupations of the directors and executive officers of Theseus Limited are set forth below.

Present Principal
Occupation or
Name	Business Address	Employment	Citizenship
Directors:

John Mills	6 Rue Adlophe Fischer, Luxembourg	Attorney	Ireland

John Whillis	Falcon Cliff, Palace Road, Douglas, Isles of Man, 1M1 3EF	Group Director	United Kingdom/Canada

Steven Georgala	6 Rue Adlophe Fischer, Luxembourg	Attorney	Luxembourg/South Africa

Rory Kerr	16 Windson Place, Dublin	Attorney	Ireland

Peter Wentzel	Falcon Cliff, Palace Road, Douglas, Isles of Man, 1M1 3EF	Attorney	South Africa

Rupert Worsdale	Falcon Cliff, Palace Road, Douglas, Isles of Man, 1M1 3EF	Attorney	United Kingdom

Alan Butler	Falcon Cliff, Palace Road, Douglas, Isles of Man, 1M1 3EF	Director	South Africa

Page 14 of 17 Pages

Exhibit Index

A.	Common Stock Purchase Agreement

B.	Assignment and Acceptance Agreement

C.	Underwriting Agreement

D.	Deed of Delegation and Assumption

E.	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

Page 15 of 17 Pages